EXHIBIT 99.1

ING Supervisory Board withdraws remuneration proposal

The ING Group Supervisory Board has taken notice of the reactions of many Dutch stakeholders following the proposal to amend the Executive Board remuneration policy as explained in the Annual Report 2017. In light of this, the Supervisory Board has reconsidered the proposal and has decided to not put it up for a vote at the Annual General Meeting.

"Over the past days, many customers, employees and other stakeholders have expressed their opinion to us," commented Jeroen van der Veer, chairman of ING's Supervisory Board. "We as Supervisory Board are responsible for this proposal and regret the commotion caused by it. We realise we have underestimated the public response in the Netherlands on this clearly sensitive matter. To prevent an ongoing public discussion damaging ING and its employees, the Supervisory Board has reconsidered its proposal. To fulfil our duty to act in ING's long-term interests the Supervisory Board will carefully assess how it can develop a sustainable and competitive remuneration policy going forward."

As published in the ING Group Integrated Annual Report 2017, the Supervisory Board proposed to amend the Executive Board remuneration policy to bring the remuneration for the CEO more in line with an adjusted median of European companies. In order to further align remuneration with long-term value creation, the proposal included the introduction of 'fixed shares' with a five year retention period as well as a minimum shareholding requirement. As a consequence of the reconsideration by the Supervisory Board, the proposal (agenda item 6) will not be put up for a vote at the Annual General Meeting scheduled for 23 April 2018.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Footage (B-roll) of ING is available via ing.yourmediakit.com or can be requested by emailing info@yourmediakit.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 51,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's strategy, evidenced by ING's ranking as a leader in the banks industry group by Sustainalytics. ING Group shares are included in the FTSE4Good index and in the Dow Jones Sustainability Index (Europe and World), where ING is also among the leaders in the banks industry group.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Projects may be subject to regulatory approvals.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) ING's ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (17) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING's more recent disclosures, including press releases, which are available on www.ING.com.  Many of those factors are beyond ING's control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

Attachment:

http://www.globenewswire.com/NewsRoom/AttachmentNg/c6efffb7-a0b9-4598-b92d-d2bc96410fed